K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

November 3, 2014

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Calamos Convertible Opportunities and Income Fund
(File Nos. 333-196373 and 811-21080)
Registration Statement on Form N-2

Dear Ms. Lithotomos:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by comment letter dated June 25, 2014, with respect to the registration statement on Form N-2 filed under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) (File Nos. 333-196373; 811-21080), (“Registration Statement”) for Calamos Convertible Opportunities and Income Fund (the “Fund” or “Registrant”).

We respectfully submit this response letter on behalf of the Fund. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Fund is filing this response in conjunction with filing Pre-Effective Amendment No. 1 to the Registration Statement.

We have, for the convenience of the Staff, repeated below the Comments followed by Fund’s response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

Prospectus

General

1. In your response letter, please describe the types of debt securities that the Fund anticipates issuing (if any) in future offerings, and undertake to inform the staff in advance of filing a proposed prospectus supplement for any offering of debt securities that would have terms materially different from the Fund’s currently outstanding debt securities.

Response: The Fund has no immediate plans to offer debt securities pursuant to this registration statement. If the Fund were to issue debt securities pursuant to this registration statement, it

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would anticipate issuing fixed or floating rate senior debt that would have terms materially similar to the description of the Notes contained in the form of the notes prospectus supplement included in the Registration Statement, and which follows the forms of prospectus supplements for common stock and preferred stock respectively, and is found immediately proceeding the Fund’s statement of additional information. The Fund confirms that it will undertake to inform the staff in advance of any filing of a prospectus supplement related to notes that have any materially different terms.

2. Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Fund confirms supplementally that, upon selection of one or more underwriters, with the assistance of the underwriter(s) and their counsel, the Fund will submit the proposed underwriting terms and arrangements, including the payments to the underwriter, to FINRA for review.

3. In your response letter, please undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide that differ from typical underwriting services. Please undertake to disclose whether any such fee payable is a one-time fee or whether it is payable annually and undertake to file all agreements as exhibits in a post-effective amendment to the registration statement.

Response: The Fund confirms supplementally that, at present, the Fund is not currently contemplating entering into an agreement with underwriters for services other than share distribution. The Fund further confirms that should any agreement be executed, the Fund will include a section discussing such compensation and the Fund will also file as exhibits via a pre-effective amendment to the Registration Statement any such agreements to the extent required by Form N-2.

4. Please undertake in your response letter that Securities will be offered at prices at or above net asset value (“NAV”) in supplements to this Prospectus.

Response: The Fund confirms that the Securities will be offered at prices at or above NAV, and such disclosure will be included in any such supplement to the Prospectus. (The Fund notes that the base prospectus already includes similar disclosure on page 1 that states that Securities will be offered at prices at or above NAV.)

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Prospectus Summary

5. Please disclose the most recently calculated NAV per share of the Fund’s common shares. As needed, update the last reported sale price of the Fund’s common stock.

Response: The Fund has revised the disclosure in accordance with the staff’s comments by updating the disclosure on page 18 of the prospectus.

Use of Proceeds

6. The Fund may also use proceeds from the sale of securities to retire all or a portion of short-term debt. Please describe the terms, including the interest rate and the maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

Response: Instruction 2 to Item 7.1 of Form N-2 requires that if a material part of the proceeds of the offering will be used to discharge the Fund’s indebtedness, the Fund must state the interest rate and maturity of the indebtedness. The Fund confirms supplementally that it does not presently intend to use a material part of the proceeds of any offering made pursuant to the registration statement to discharge the Fund’s short-term indebtedness. Accordingly, the Fund supplementally confirms that Instruction 2 to Item 7.1 of Form N-2 is not applicable to the proceeds of the Fund’s offering. If the Fund’s intentions should change, however, this information shall be included in the appropriate prospectus supplement. The Fund has therefore amended the forms of prospectus supplements included in the Registration Statement to include a bracketed form of this statement in response to the staff’s comments.

Dividends and Distributions on Common Shares - page 2

7. The second paragraph in this section states that monthly distributions may include return of capital. Does the Fund intend to distribute returns of capital? If so, please disclose and explain the consequences of return of capital distributions, i.e., that the distribution is a return of the shareholder’s original investment (which though not currently taxable will lower his or her basis in the Fund, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of fund shares, even if sold at a loss to the shareholder’s original investment).

Response: The Fund confirms supplementally that while it does not presently intend to distribute returns of capital, it may need to do so to maintain its level distribution rate policy. With regard to disclosure of the consequences of Fund distributions of returns of capital, the Fund draws the staff’s attention to the current disclosure included in the eighth sentence of the second paragraph under the above-referenced section, which states:

To the extent the Fund distributes an amount in excess of the Fund’s current and accumulated earnings and profits, such excess, if any, will be treated by a

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shareholder for federal income tax purposes as a tax-free return of capital to the extent of the shareholder’s adjusted tax basis in his, her or its shares and thereafter as a gain from the sale or exchange of such shares. Any such distributions made by the Fund will reduce the shareholder’s adjusted tax basis in his, her or its shares to the extent that the distribution constitutes a return of capital on a tax basis during any calendar year. To the extent that the Fund’s distributions exceed the Fund’s current and accumulated earnings and profits, the distribution payout rate will exceed the yield generated from the Fund’s investments.

The Fund has added additional disclosure to this provision noting that such a return of capital would lower the shareholder’s basis in their investment in the Fund, and thus could potentially subject the shareholder to capital gains taxation in connection with the sale of Fund shares, even if those shares are sold at a price that is lower than the shareholder’s original investment price.

8. The penultimate paragraph of this section states that the Fund does not intend to implement a Managed Dividend Policy, however, it later states that the Fund will not change the terms of the current level distribution policy. Please disclose whether the Managed Dividend Policy will be implemented if the Fund issues Securities pursuant to this registration statement. Also, please disclose under what circumstances implementation of the Managed Dividend Policy would be in the best interests of the Fund.

Response: The Fund confirms supplementally that it does not presently intend to implement a Managed Dividend Policy upon effectiveness of the Registration Statement, and recognizes that any such implementation would require it to comply with the conditions of its exemptive relief, which would include certain disclosure obligations and certain limitations on its ability to issue common stock. As discussed in the Fund’s Managed Dividend Policy exemptive application, the determination regarding whether to implement a Managed Dividend Policy would necessarily involve a determination made by the Fund’s Board of Trustees based upon the facts and circumstances supporting the view that a Managed Dividend Policy would be consistent with the Fund’s investment objectives and that it would be in the best interests of the Fund’s common stockholders. Such a determination would be based upon, among other considerations, information regarding the purpose and terms of a proposed Managed Dividend Policy, the likely effects of such policy on the Fund’s long-term total return (in relation to market price and NAV per common share) and the relationship between the Fund’s distribution rate on its common stock under the policy and the Fund’s total return (in relation to NAV per share); whether the rate of distribution would exceed the Fund’s expected total return in relation to its NAV per share; and any foreseeable material effects of such policy on the Fund’s long-term total return (in relation to market price and NAV per share). The Independent Trustees would also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of such policy. The Independent Trustees would also make the other considerations required by the exemptive order should the fund’s common shares be trading at a premium.

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In light of the inherently fact-specific nature of these considerations, the Fund respectfully suggests that any disclosure of how such a policy would be in the best interests of the Fund would be premature at this point. Given the specificity of the disclosure requirements of the exemptive relief, the Fund would anticipate filing a post-effective amendment to the Registration Statement to include the required disclosure and would, at that time, include information as to the particular, specific circumstances under which the Board determined that implementation of a Managed Dividend Policy would be in the best interests of the Fund.

Use of Leverage by the Fund - page 5

9. The first paragraph in this section states that the Fund has entered into a “financing package” in which the borrowings by the Fund, as of April 30, 2014, represented 15.6% of the Fund’s managed assets. Please disclose in this paragraph that the Fund’s shareholders bear the costs and expenses related to this financing package, and will do so if the Fund makes further use of financial leverage as a result of this Registration Statement.

Response: The Fund has revised the Use of Leverage section to include the requested disclosure. The Fund notes that the full text of the revised section is included in response to Comment 12, below.

10. Please enhance the disclosure in this section by briefly describing the conflicts of interest associated with the Fund incurring additional debt.

Response: The Fund has revised the Use of Leverage section to include the requested disclosure. The Fund notes that the full text of the revised section is included in response to Comment 12, below.

11. Current shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Fund’s future issuances of securities. Please add appropriate risk disclosure and provide an example (i.e., a table that provides dilution amounts for a common stock offering at different prices below NAV). Also, please add appropriate disclosure in the section titled “Dilution Risk” on page 13.

Response: We are aware of instances in which the staff has required additional disclosure of dilutive offerings, including a table illustrating the maximum dilution of net asset value. This additional disclosure is provided by registrants – particularly business development companies – that intend to engage in dilutive offerings at prices below NAV. The Fund agrees with the staff as to the importance of providing shareholders with an understanding of the dilutive effects of sales below NAV.

As noted previously, the Fund will not sell common shares at a price below NAV, and has disclosure to this effect in the Prospectus. As a result, none of the Fund’s offerings of common stock will be financially dilutive because all sales of common stock will be at a price at or above NAV (after the deduction of underwriting costs). Consequently, there is no potential negative impact on the financial holdings of shareholders to disclose.

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The only “dilutive” risk to shareholders is a possible diminution of percentage voting control, which is applicable to any offering of common stock, and which is fully disclosed in the section captioned “Dilution Risk.” The Fund believes that providing a tabular example of this type of “dilution” does not provide additional clarity of disclosure, and could create a risk that a shareholder would confuse any such table with the tables found in offerings that are actually dilutive of shareholder value. For the forgoing reasons, the Fund respectfully declines to include additional disclosure in accordance with the Staff’s comment. The Fund does believe, however, that the use of the caption “Dilution Risk” on page 12 of the Prospectus could cause a reasonable investor to conflate the concepts of actual, financial dilution with the diminution of voting power that arises in any common stock offering. The Fund is therefore changing the caption to “Diminished Voting Power and Excess Cash Risk.”

12. We note that this section may be too detailed for inclusion in the Prospectus Summary. Please summarize the information in this section and include this disclosure comprehensively later in the Prospectus.

Response: The Fund has revised the section titled “Use of Leverage” to reduce the level of detail by providing a summary of the information included later in the Prospectus and to include each of the disclosure items requested in comments number nine and ten, as follows:

Use of Leverage by the Fund

The Fund currently uses, and may in the future use, financial leverage. The Fund, with the approval of its Board of Trustees, including its independent Trustees, has entered into a financing package that includes a Committed Facility Agreement (the “BNP Agreement”) with BNP Paribas Prime Brokerage International Ltd. (“BNP”) that allows the Fund to borrow up to an initial limit of $200 million, although the Fund may seek to increase this limit up to $215 million, and a securities lending agreement (“Lending Agreement”). In addition, the financing package also includes a Credit Agreement (the “SSB Agreement”) with State Street Bank and Trust Company (“SSB”) that allows the Fund to borrow up to an initial limit of $200 million, although the Fund may seek to increase this limit up to $215 million, and a related securities lending authorization agreement (“Authorization Agreement”) that is used to offset a portion of the borrowings under the SSB Agreement. As of September 30, 2014, the Fund had $180 million in borrowings outstanding under the BNP Agreement, representing 14.1% of managed assets as of that date. As of September 30, 2014, the Fund had $26 million in borrowings outstanding under the SSB Agreement, representing 2.0% of managed assets as of that date. Combined borrowings under both agreements as of September 30, 2014 represented $206 million, or 16.1% of managed assets. Pursuant to the Authorization Agreement, the Fund used approximately $154 million of its cash collateral to off-set the amounts borrowed under the SSB Agreement as of September 30, 2014, representing 12.1% of managed assets. The Fund will pay, and common shareholders will effectively bear, any costs and expenses relating to any

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borrowings by the Fund, including the financial leverage described above, as well as any additional financial leverage secured as a result of this offering. Such costs and expenses include the higher management fee resulting from the use of any such leverage, offering and/or issuance costs, and interest and/or dividend expense and ongoing maintenance. See “Leverage” and “Risk Factors — Leverage.”

The Fund may make further use of financial leverage through the issuance of preferred shares or may borrow money or issue additional debt securities to the extent permitted under the 1940 Act. As a non-fundamental policy, the Fund may not issue preferred shares or borrow money and issue debt securities with an aggregate liquidation preference and aggregate principal amount exceeding 38% of the Fund’s total assets measured immediately after the issuance of the preferred shares or debt. However, the Board of Trustees reserves the right to issue preferred shares or debt securities or borrow to the extent permitted by the 1940 Act. See “Leverage.” The holders of preferred shares or debt, on the one hand, and the holders of the common shares, on the other, may have interests that conflict with each other in certain situations. See “Description of Securities — Preferred Shares” and “Certain Provisions of the Agreement and Declaration of Trust and By-Laws.”

Because Calamos’ investment management fee is a percentage of the Fund’s managed assets, Calamos’ fee will be higher if the Fund is leveraged and Calamos will have an incentive to be more aggressive and leverage the Fund. Consequently, the Fund and Calamos may have differing interests in determining whether to leverage the Fund’s assets. Any additional use of leverage by the Fund would require approval by the Board of Trustees of the Fund. In considering whether to approve the use of additional leverage, the Board would be presented with all relevant information necessary to make a determination whether or not additional leverage would be in the best interests of the Fund, including information regarding any potential conflicts of interest. For further information about the Fund’s financial leverage, see “Use of Leverage by the Fund.”

For further information about the effects of the Fund’s financial leverage and an illustration of the hypothetical effect on the return to a holder of the Fund’s common shares of the leverage obtained by borrowing under the Fund’s financing package, see “Effects of Leverage.” For further information about leveraging, see “Risk Factors — Additional Risks to Common Shareholders — Leverage Risk.”

Fund Risks - page 7

13. Under the heading, “Interest Rate Transactions,” it states that the Fund may engage in interest rate swaps. Please discuss the specific swap agreements in which the Fund will invest (i.e., credit default swaps, total return swaps, interest rate swaps). In addition, please verify whether the Fund will cover the full notional value of any credit default swap written.

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Response: The paragraph under the heading “Interest Rate Transactions” currently discloses that the Fund may enter into interest rate swap and interest rate cap transactions. The Fund confirms supplementally that it does not presently intend to utilize any other type of swap and consequently additional disclosure is not necessary at this time.

As noted, the Fund does not use credit default swaps. If it were to do so, it would cover the full notional value of any credit default swap written in accordance with the position of the staff set forth in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979) and its subsequent positions (“Release 10666”).

14. The Prospectus states (on page 5) that the Fund may invest up to 25% of its net assets in securities of foreign issuers in developed and emerging markets. Please expand the section titled “Foreign Securities Risk” to include the risks involved in investing in developed and emerging markets.

Response: The Fund has revised the above-referenced section to include the requested disclosure concerning the risks involved in investing in developed and emerging markets.

15. We note that “Leverage Risk” is included in the section titled “Additional Risks to Common Shareholders.” Given the amount of leverage the Fund currently uses and may use in the future, please expand this discussion and move it to the earlier section titled “Fund Risks.”

Response: The Fund has revised the above-referenced section and moved it to “Fund Risks” in accordance with the Staff’s request.

16. Please add disclosure in the “Leverage Risk” section that the amount of management fees paid to the advisor will be higher than if the Fund does not use leverage.

Response: The Fund currently discloses this fact in the first, second and third sentences of the fourth full paragraph of the above-referenced section, which state:

The Fund will pay, and common shareholders will effectively bear, any costs and expenses relating to any borrowings and to the issuance and ongoing maintenance of preferred shares or debt securities. Such costs and expenses include the higher management fee resulting from the use of any such leverage, offering and/or issuance costs, and interest and/or dividend expense and ongoing maintenance. These conditions may, directly or indirectly, result in higher leverage costs to common shareholders.

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As a result, the Fund respectfully submits that additional disclosure is not necessary at this time.

17. Please add disclosure in the “Leverage Risk” section that Fund is already using leverage in the form of bank borrowings.

Response: The Fund has revised the above-referenced section to include the requested disclosure.

18. This section includes a section titled “Risks Associated with Options.” Please include disclosure, in the second paragraph, that a loss in a call option sold can be much greater than the premium received.

Response: The Fund has revised the above-referenced section to include the requested disclosure.

19. In reference to the risks associated with options, please inform the staff in your response letter how derivatives will be valued for purposes of calculating the Fund’s NAV and management fees. Also, please consider the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund values each option security traded on a U.S. securities exchange at the mid-point of the consolidated bid/ask quote for the option security, also in accordance with guidelines adopted by the Board of Trustees. The Fund values each over-the-counter option that is not traded through the Options Clearing Corporation based on a quotation provided by the counterparty to such option under the ultimate supervision of the Board of Trustees. Disclosure to this effect is contained in the second and third sentences of the fourth full paragraph of the “Net Asset Value” section of the Prospectus.

The Fund has taken into consideration the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. In that letter, the Staff outlined certain of its concerns with industry disclosure of derivatives. In particular, the letter noted the Staff’s concern with registrants providing derivatives disclosure that was either too brief and generic, or that was too long and complex. The Staff stated its view that appropriate derivatives disclosure will be “tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” The disclosure “should describe the purpose that the derivatives are intended to serve in the portfolio...and the extent to which derivatives are expected to be used.” Funds should avoid enumerating a generic “laundry list” of derivatives.

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The Fund has reviewed its currently proposed derivatives disclosure, and it believes that the disclosure as presently written generally addresses the Staff’s concerns as set forth in its letter to the ICI. The Fund does not disclose every derivative in which it can invest; there are a number of other derivative instruments listed in its statement of additional information (“SAI”) that are not discussed in the Prospectus. The Fund carefully describes the specific, principal purposes for which the derivatives will be used. The Fund believes that the current disclosure, its scope, specificity, and location in the principal investment strategies effectively identifies the purpose and extent of its proposed derivative usage.

20. Please add a section regarding counterparty risk in your discussion of the Fund’s risks.

Response: The Fund has added the following disclosure captioned “Counterparty Risk” in accordance with the staff’s request as follows:

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to any derivative contracts purchased or sold by the Fund. In the past, broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although Calamos monitors the creditworthiness of the Fund’s counterparties, there can be no assurance that the Fund’s counterparties will not experience similar difficulties, possibly resulting in losses to the Fund. If a counterparty becomes bankrupt, or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. Material exposure to a single or small group of counterparties increases the Fund’s counterparty risk.

Additional Risks to Senior Security Holders - page 12

21. Please clarify the term “Senior Leverage Risk” which may be confusing to the reader in that it may be confused with certain leverage risks. Also, please clarify whether the term senior securities includes preferred securities, debt securities, or both types. We note that the discussion (on page 38) defines preferred shares. Please do same in this section.

Response: The Fund has revised the “Additional Risks to Senior Security Holders” section by adding an introductory sentence defining senior securities and changing the title from “Senior Leverage Risk” to “Preferred Share Liquidation Preference Risk” as follows:

Generally, an investment in preferred shares (including exchange-listed preferred shares) or debt securities (collectively, “senior securities”) is subject to the following risks:

*        *        *         *

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Preferred Share Liquidation Preference Risk. Preferred shares will be junior in liquidation and with respect to distribution rights to debt securities and any other borrowings. Senior securities representing indebtedness may constitute a substantial lien and burden on preferred shares by reason of their prior claim against our income and against our net assets in liquidation. We may not be permitted to declare dividends or other distributions with respect to any series of preferred shares unless at such time we meet applicable asset coverage requirements and the payment of principal or interest is not in default with respect to any borrowings.

Summary of Fund Expenses - page 14

22. The Fund intends to issue preferred shares. A caption for “Preferred Stock Dividend Payments” should be a specific line item in the fee table. In addition, when discussing the use of leverage by the Fund, please include the issuance of preferred shares in that discussion.

Response: The Fund has added a line item captioned “Preferred Stock Dividend Payments” to the fee table in accordance with the staff’s comment. The Fund confirms supplementally that it has no outstanding preferred shares at present and does not plan to issue preferred shares in the next year. Accordingly, the Fund has shown a preferred stock dividend payment of 0% in the fee table and has noted in a footnote that it does not currently have any preferred stock issued or outstanding.

23. Please revise the line item “Leverage Costs” to “Interest Payments on Borrowed Funds” in accordance with Item 3 of Form N-2. See Instruction 8 to Item 3.1 of Form N-2. (If the line item is intended to represent anything beyond interest on borrowed funds, please explain.)

Response: The Fund has changed the line item “Leverage Costs” to “Interest Payments on Borrowed Funds” in accordance with the staff’s comment.

Effects of Leverage - page 28

24. Please add, where appropriate, disclosure regarding the potential negative impact on investment return to the Fund’s common shareholders when the Fund uses leverage.

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Response: The Fund has revised the “Effects of Leverage” section on page 27 of the Prospectus to include the following two paragraphs, which are also included in the Fund’s “Leverage Risk” section on page 32 of the Prospectus, as the third and fourth full paragraphs of the “Effects of Leverage” section:

Leverage is a speculative technique that could adversely affect the returns to common shareholders. Leverage can cause the Fund to lose money and can magnify the effect of any losses. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, the Fund’s return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the return of the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced or potentially eliminated.

The Fund will pay, and common shareholders will effectively bear, any costs and expenses relating to any borrowings and to the issuance and ongoing maintenance of preferred shares or debt securities. Such costs and expenses include the higher management fee resulting from the use of any such leverage, offering and/or issuance costs, and interest and/or dividend expense and ongoing maintenance.

25. Please disclose in this section that the interests of persons with whom the Fund enters into leverage arrangements are not necessarily aligned with the interests of the Fund’s common shareholders and that their claims on the Fund’s assets will be senior to those of the Fund’s common shareholders.

Response: The Fund has revised the “Effects of Leverage” section to include the following two paragraphs, which are also included in the Fund’s “Leverage Risk” section on page 32 of the Prospectus, as the second to last, and the last paragraphs, of the “Effects of Leverage” section:

Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements and additional covenants that may affect the Fund’s ability to pay dividends and distributions on common shares in certain instances. The Fund may also be required to pledge its assets to the lenders in connection with certain types of borrowings. The Fund may be subject to certain restrictions on investments imposed by rating agencies with respect to any preferred shares or short term debt instruments it issues. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

Because Calamos’ investment management fee is a percentage of the Fund’s managed assets, Calamos’ fee will be higher if the Fund is leveraged and Calamos will have an incentive to be more aggressive and leverage the Fund. Consequently, the Fund and Calamos may have differing interests in determining whether to leverage the Fund’s assets. Any additional use of leverage by the Fund would require approval by the Board of Trustees of the Fund. In considering whether to approve the use of additional leverage,

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the Board would be presented with all relevant information necessary to make a determination whether or not additional leverage would be in the best interests of the Fund, including information regarding any potential conflicts of interest.

Risk Factors – page 30

26. We note that the section titled “Additional Risks to Senior Security Holders” conflicts in disclosure with the section titled the same, earlier on page 14. Please reconcile the disclosure. Please consider using new header names that are more descriptive.

Response: The Fund has revised the “Additional Risks to Senior Security Holders” section in accordance with comment number 21, and made conforming revisions to this section.

Statement of Additional Information

27. On page S-17, the SAI states that the Fund may enter into reverse repurchase agreements. Please disclose, where appropriate, the Fund’s policy on the amount it may invest in repurchase agreements.

Response: The Fund notes supplementally that while it may enter into reverse repurchase agreements, entering into such arrangements is not a principal investment strategy of the Fund, which is why reference to reverse repurchase agreements is contained solely in the SAI. Accordingly, the Fund anticipates that any usage of reverse repurchase agreements will be limited as a practical matter. The only absolute limitation on the Fund’s use of reverse repurchase agreements is the limitation imposed by Release 10666. As a result, the Fund has included the following disclosure in the third paragraph of the section captioned “‘When Issued’ and Delayed Delivery Securities and Reverse Repurchase Agreements” (new wording underlined):

At the time when the Fund enters into a binding obligation to purchase securities on a when-issued basis or enters into a reverse repurchase agreement, liquid securities (cash, U.S. Government securities or other “high grade” debt obligations) of the Fund having a value at least as great as the purchase price of the securities to be purchased will be segregated on the books of the Fund and held by the custodian throughout the period of the obligation. The coverage of these positions with segregated assets places an effective maximum limit on the use of these types of securities.

28. Please file as exhibits the advisory contracts entered into by the investment adviser. Also, please confirm that the substantive terms of the contract are fully described in the SAI.

Response: The Fund confirms supplementally that the advisory contract entered into by the investment adviser and the Fund are incorporated by reference into Part C of the Fund’s registration statement in accordance with Rule 411 under the Securities Act of 1933 and in accordance with General Instruction F to Form N-2. The Fund further confirms supplementally that the substantive terms of each contract are described in the SAI.

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General

29. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: At this time, the Fund has not submitted, nor does the Fund expect to submit, an exemptive application or no-action request in connection with this Registration Statement.

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In connection with responding to the Staff’s comments, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please feel free to call me at (202) 778-9189, or Eric S. Purple at (202) 778-9220.

Sincerely,

/s/ Nicole Trudeau
Nicole Trudeau